

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2021

Leland Bunch, III
Chief Executive Officer & President
Banc of America Merrill Lynch Commercial Mortgage Inc.
One Bryant Park
New York, New York 10036

>   **Re: Banc of America Merrill Lynch Commercial Mortgage Inc.**
>   **Registration Statement on Form SF-3**
>   **Filed November 22, 2021**
>   **File No. 333-261279**

Dear Mr. Bunch:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eathen Gums at (202) 551-7991 or Arthur Sandel at (202) 551-3262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance